Galmed Pharmaceuticals Reports First Half 2014 Financial Results

-- Conference Call and Webcast Today at 8:30 a.m. EDT/5:30 a.m. PDT --

TEL AVIV, Israel, July 25, 2014 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (Galmed), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones, today announced financial results for the period ended June 30, 2014.

First Half 2014 Financial Summary:

•	Reported cash and cash equivalents totaling $37.4 million on June 30, 2014, compared with $137,000 at December 31, 2013.
•	Reported a net loss of $3.9 million for the six months ended June 30, 2014, compared with a net loss of $1.6 million for the comparable prior year period.
•	Reported research and development expenses of $2.7 million for the six months ended June 30, 2014, compared with $1.3 million for the comparable prior year period, primarily resulting from increases in R&D subcontractor expenses and an increase in salaries and benefits due to an increase in clinical staff.
•	Reported general and administrative expenses of $1.1 million for the six months ended June 30, 2014, compared with $247,000 for the comparable prior year period, resulting from an increase in professional services and an increase in salaries and benefits, consisting of non-cash stock-based compensation and an increase in the administrative staff.
•	Reported a net loss per share of $0.42 for the six months ended June 30, 2014, compared with $0.31 per share for the comparable prior year period, in each case not taking into consideration dilution resulting from net loss during both periods.

Select Second Quarter 2014 and Recent Corporate Highlights:

•	Received U.S. Food and Drug Administration (FDA), clearance of the Company’s Investigational New Drug application for aramchol for the treatment of fatty liver disorders, thereby permitting Galmed to conduct clinical studies for the targeted indication and additional proof of concept studies in the United States in the future.
•	Filed a Fast Track Designation request with the FDA.
•	Published the results of Galmed’s Phase IIa trial of aramchol in the peer-reviewed Clinical Gastroenterology and Hepatology Journal.
•	Commenced on schedule, pharmacokinetic and food effect studies in 66 subjects for the higher doses of aramchol that the Company anticipates using in its Phase IIb trial of aramchol for the treatment of Non-Alcoholic Steato-Hepatitis, or NASH, patients who are also overweight and diabetic.
•	Filed a provisional patent application in the United States for aramchol to treat lipodystrophy, a medical condition characterized by abnormal or degenerative conditions of adipose tissue, or body fat, including the loss of body fat from various regions of the body and its redistribution and accumulation in other areas and for which there is no currently approved medical treatment, based on Galmed’s Phase IIa clinical trial of aramchol in 60 non-alcoholic fatty liver disease, or NAFLD, patients, in which a significant reduction in liver fat and improvement of certain metabolic parameters were observed.
•	Independent publication of the importance of the regulation of ABCA1-induced reverse cholesterol transport on the pathogenesis of NASH, which may further support Galmed’s belief that aramchol can play a significant role in the pathogenesis of NASH based on Galmed’s studies showing the affect of aramchol in increasing ABCA1 activity in in vitro models of human cells by between 300% and 400%.

“I am pleased to report that we have completed all short-term milestones that we set for the first half of 2014 at the time of our initial public offering,” stated Allen Baharaff, Galmed’s Chief Executive Officer. “We are also moving ahead with trial preparation for the Phase IIb NASH trial of aramchol, including the initiation of and patient screening for such trial, as planned. We expect to report interim data by the third quarter of 2015 and top line data by the fourth quarter of 2016. We also expect to initiate a proof of concept study of aramchol for the dissolution and prevention of cholesterol gallstones in the current quarter and anticipate top-line results from this study before year end.”

“In March, we completed an initial public offering of our ordinary shares, which generated net proceeds after deducting underwriting discounts, commissions and expenses of approximately $39.7 million,” continued Mr. Baharaff. “Based on our expected level of expenditures, including all clinical studies and research and development activities we believe necessary for the completion of our planned Phase IIb trial of aramchol in NASH patients, we expect our cash on hand to be sufficient to fund operations through mid 2017, subject, of course, to changes in our burn rate or plans in the future.”

Conference Call Details

Galmed will host a conference call and webcast today at 8:30 a.m. EDT/5:30 a.m. PDT to discuss its financial results and to provide an update on current developments with respect to its clinical program for aramchol.

Conference Call & Webcast

Today, 8:30am EDT/5:30am PDT

Domestic: 888-299-7209

International: 719-325-2376

Webcast: http://galmedpharma.investorroom.com/events-and-presentations

Replay available until August 9:

Domestic: 877-870-5176

International: 858-384-5517

Passcode 9373657

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in the registration statement on Form F-1 (File No. 333 -193792), initially filed with the Securities and Exchange Commission, or the SEC, on February 6, 2014 and declared effective by the SEC on March 12, 2014, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.

US Investor Contact:

Andrew McDonald Ph.D.

LifeSci Advisors, LLC

646-597-6987

GALMED PHARMACEUTICALS LTD.

Condensed Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

	Successor	Predecessor
	As of June 30, 2014	As of December 31, 2013
	Unaudited	Audited
Assets
Current Assets
Cash and cash equivalents	$37,399	$137
Other accounts receivable	61	16
Total current assets	37,640	153

Property and equipment, net	24	13

Total assets	$37,484	$166

Liabilities and Stockholders' Deficiency

Current liabilities
Trade payables	$301	$1,355
Other accounts payable	393	334
Total current liabilities	694	1,689

Long-term liabilities
Related parties	442	428
Total long-term liabilities	442	428

Stockholders' equity (deficiency):
Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 11,100,453 shares as of June 30, 2014	32	-
Ordinary shares par value $1 per share; Authorized 50,000 shares; Issued and outstanding: 9,739 shares as of December 31, 2013	-	10
Additional paid-in capital	67,876	25,681
Accumulated deficit	(31,560)	(27,642)
Total stockholders' equity (deficiency)	36,348	(1,951)

Total liabilities and stockholders' equity	$37,484	$166

The noted included in the 6-K are an integral part of the condensed interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Condensed Consolidated Statements of Operations

 U.S. Dollars in thousands, except share data and per share data

	Successor	Predecessor
	Period from February 3 to June 30, 2014	Period from January 1 to February 2, 2014	Six months ended June 30, 2013
	Unaudited	Unaudited	Unaudited
Research and development expenses	$2,246	$501	$1,294
General and administrative expenses	1,037	114	247
Capital loss	-	-	10
Total operating expenses	3,283	615	1,551
Financial expenses, net	11	9	9
Net loss	$3,294	$624	$1,560

Basic and diluted net loss per share	$0.33	$0.09	$0.31
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	10,073,817	(* 7,099,731)	(*) 4,995,837

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization.

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